SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

FLOTEK INDUSTRIES, INC.

(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE PER SHARE

(Title of Class of Securities)

343389 10 2

(CUSIP Number)

Robert S. Beall

5300 Miramar Lane

Colleyville, Texas 76034

(817) 545-7938

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 24, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Robert S. Beall
2.	Check the Appropriate Box If a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).	☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	7. Sole Voting Power 91,143 8. Shared Voting Power N/A 9. Sole Dispositive Power 91,143 10. Shared Dispositive Power N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 91,143
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 1.3%
14.	Type of Reporting Person IN

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

This Amendment No. 2 to Statement of Beneficial Ownership on Schedule 13D/A (this “Statement”) is being filed to amend the information in the Reporting Persons’ original Statement of Beneficial Ownership on Schedule 13D filed on November 14, 2001, as amended by the Reporting Persons’ Amendment No. 1 thereto filed on February 14, 2003. Except as expressly set forth in this Statement, the information contained in the Schedule 13D, as previously amended, remains in effect. Capitalized terms not otherwise defined in this Statement shall have the meanings given to them in the Schedule 13D, as previously amended.

Item 2. Identity and Background

Mr. Beall is no longer a director of the Company.

Item 4. Purpose of Transaction

On August 24, 2005, Mr. Beall sold 420,000 shares of the Company’s common stock at a price of $17.25 per share, which sale was effected pursuant to a privately negotiated sale.

Item 5. Interest in Securities of the Issuer

(a) After the sale of shares described in Item 4, Mr. Beall is the direct beneficial owner of 91,143 shares of common stock of the Company, or approximately 1.3% of the 6,803,846 shares of common stock of the Company that were issued and outstanding as of August 8, 2005.

(b) Mr. Beall has sole voting and dispositive power with respect to the 91,143 shares.

(c) None except as described in Item 4.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: September 2, 2005

/s/ Robert S. Beall
Robert S. Beall